EXHIBIT 99.1

FreeSeas Announces New Increased Term Loan and Extension of Loan Covenant Waivers; Schedules Release of Financial Results and Conference Call for Its 2009 Third Quarter

Company to Present at Oppenheimer 4th Annual Industrials Conference on November 17, 2009

PIRAEUS, Greece, Nov. 12, 2009 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or the "Company"), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of eight Handysize and two Handymax vessels, announced today the following agreements with its existing lenders:

FreeSeas has reached an agreement for a new secured seven-year term loan of up to $27.75 million from First Business Bank S.A. of Greece ("FBB"). This new loan refinances the Company's existing $21.75 million loan on the Free Impala and provides the Company with up to $6.0 million of additional liquidity. The new loan will also be secured by the Free Neptune, a Handysize vessel the Company purchased in July 2009 for approximately $11 million. The Company intends to use the proceeds from the financing to explore potential vessel additions and for general working capital purposes. Under the terms of the new loan, the Company's expected payments would decrease by approximately $1.0 million in the aggregate over the next 12 months. In addition, FBB has agreed to reduce the market-value-to-loan covenant to 100% through June 30, 2010, which then increases to 115% from July 1, 2010 through June 30, 2011 and to 125% from July 1, 2011 through maturity.

In addition, Credit Suisse has agreed to reduce the market-value-to-loan covenant on its revolving credit facility with the Company to 115% from April 1, 2010 until April 1, 2011.

As a consequence of the new secured term loan with FBB and the amended agreement with Credit Suisse, the Company expects that the current portion of its total debt will be reduced from approximately $32 million as of June 30, 2009 to approximately $17 million as of September 30, 2009.

Mr. Ion Varouxakis, President and CEO of FreeSeas, stated, "We continue to work very closely with our commercial lenders to generate additional flexibility in our finances and to provide a sustainable structure going forward. As always, we remain vigilant on the second-hand Handysize market and are now in a position to potentially capitalize on the addition of vessels to our fleet."

Release of Financial Results and Conference Call for 2009 Third Quarter

The Company also announced that it will release financial results for its third quarter and nine months ended September 30, 2009 prior to the opening of the stock market on Monday, November 16, 2009. The Company will then discuss these results in a conference call later that morning at 10:00 a.m. ET.

The dial-in numbers are:

 (866) 861-6730 (US)
 (702) 696-4678 (INTERNATIONAL)

The conference call will also be broadcast live via the "Investor Relations" section of FreeSeas' website at www.freeseas.gr. The Company will also have an accompanying slide presentation available in PDF format 30 minutes prior to the conference call. Once at the "Investor Relations" section, interested parties should click on "Conference Calls." The webcast will be archived and accessible for approximately 15 days if you are unable to listen to the live call. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. If you are unable to participate in the live call, the conference call will be archived and can be accessed for approximately 15 days.

Company to Present at Oppenheimer 4th Annual Industrials Conference on November 17, 2009

FreeSeas also announced that the Company's management is scheduled to present at the Oppenheimer 4th Annual Industrials Conference on Tuesday, November 17, 2009 in New York, NY. The Company will be presenting at 4:15 p.m. Eastern Time.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of eight Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

The FreeSeas Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5981

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects,'' "intends,'' "plans,'' "believes,'' "anticipates,'' "hopes,'' "estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT:  FreeSeas Inc.
          Alexandros Mylonas, Chief Financial Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr

          The Equity Group Inc.
          Investor Relations
          Adam Prior, Vice President
          212-836-9606
          aprior@equityny.com